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                             June 14, 2021

       Brian K. Ratzan
       Chief Financial Officer
       Conyers Park III Acquisition Corp.
       999 Vanderbilt Beach Road, Suite 601
       Naples, FL 34108

                                                        Re: Conyers Park III
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 18,
2021
                                                            CIK No. 0001841137

       Dear Mr. Ratzan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted May 18, 2021

       Management
       Conflicts of Interests, page 109

   1. Reference is made to the first sentence below the table on page 111. Based on this disclosure, it seems
that a business opportunity which is suitable for Centerview Capital I or Centerview Capital
II would not be provided to Conyers Park III unless it were rejected by the Centerview
Capital entity. Please clarify how the individuals in the table will navigate their legal
obligations relating to presenting business opportunities in order to determine which entity
has priority for a potential business combination opportunity that would be suitable for
Centerview Capital I, Centerview Capital II and Conyers Park III.
                                                        Also include such
disclosure in the Summary section.
 Brian K. Ratzan
Conyers Park III Acquisition Corp.
June 14, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameBrian K. Ratzan                          Sincerely,
Comapany NameConyers Park III Acquisition Corp.
                                                           Division of
Corporation Finance
June 14, 2021 Page 2                                       Office of Finance
FirstName LastName